Exhibit 99.11

NEWS RELEASE OTCQB: CPPXF

CONTINENTAL POSTS Q2, 2014 RESULTS

JAKARTA, Indonesia – May 5, 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company with operations in Southeast Asia and Norway, today announced the filing of its unaudited, condensed interim financial statements and management’s discussion and analysis for its second quarter of fiscal 2014 ended December 31, 2013. Complete copies of these interim statements are available for download from the SEDAR website at www.sedar.com.

Current Working Capital – As at 31 December 2013, the Company’s interim statements reflected a working capital deficit of $1,008,862 compared to a working capital deficit of $744,692 at 30 June 2013, the end of the previous fiscal year end. The Company generated $133,439 from financing activities during the six month period which included proceeds from private placements and the receipt from/repayment of loans from related parties. During the comparative period in the prior year, the Company made net principal and interest payments to related parties in the amount of $8,427.

Operations – Overall, the Company incurred a loss from operations during the current quarter of $341,133 compared to a loss of $144,702 for the comparative quarter in the prior year, an increase in overall loss of $196,431.The increase in loss is primarily due to the Company equity accounting for the losses of its affiliates. Total equity loss during the current quarter was $177,382 compared to $nil for the comparative quarter. The Company made the investment in the affiliates on 4 June 2013 during the fourth quarter of fiscal 2013. During the current quarter, the Company incurred share-based payment expense of $20,877, representing the calculated fair value of the share purchase warrants granted to the Company’s consultants. Share-based payment expense for the comparative quarter amounted to $nil. All of the Company’s other costs decreased slightly compared to the costs incurred during the comparative quarter as a result of lower overall activity of the Company during the current quarter.

On behalf of the Company,
Robert V. Rudman, CFO

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.